SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 12, 2026

Commission File Number: 001-16055

Pearson plc

(Registrant’s name)

80 Strand, London WC2R 0RL

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXHIBIT INDEX

99.1	Annual Financial Report dated as of March 12, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pearson plc
(Registrant)

By:	/s/ Graeme Baldwin
Name:	Graeme Baldwin
Title:	Company Secretary

Date:	March 12, 2026